SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 1440 NEW YORK AVENUE, N.W.
DIRECT DIAL 202-371-7180 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	WASHINGTON, D.C. 20005-2111 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com

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April 1, 2025

VIA EDGAR

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted March 5, 2025
CIK No. 0002044255

Dear Ms. Miller, Mr. Brunhofer, Ms. Paik and Mr. Lin:

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s proposed response to the comment contained in the Staff’s letter dated March 20, 2025 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on March 5, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

April 1, 2025

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1.

We note your revised disclosure on page 88 in response to prior comment 1 that your subsidiaries in Hong Kong provide “operational support to [y]our business, including IT, administrative and finance support.” With a view toward revised disclosure, please tell us in greater detail the nature of the IT, administrative and finance support that your Hong Kong subsidiaries provide to you and the materiality of their operations to your business in both quantitative and qualitative terms. Please note that we may have further comments.

In response to the Staff’s comment, the Company has revised pages 41 and 89 of the Revised Draft Registration Statement to describe in greater detail the nature of the IT, administrative and finance support that its Hong Kong subsidiaries provide to it and the materiality of their operations to its business in both quantitative and qualitative terms. The revised disclosure on pages 41 and 42 of the Revised Draft Registration Statement also reflects a discussion of the risks related to having such operations in Hong Kong.

2.

We note your disclosure on pages 8, 91 and 121 that 77.4% of your loans outstanding as of December 31, 2024 were issued to borrowers located in Asia. Please tell us the percentage of loans outstanding to borrowers located in Hong Kong and China, respectively, as of such date.

In response to the Staff’s comment, the Company has revised page 41 of the Revised Draft Registration Statement to disclose the percentage of loans outstanding to borrowers located in Hong Kong. The Company respectfully submits that there were no loans outstanding to borrowers in mainland China as of December 31, 2024.

Prospectus Summary

Overview, page 1

3.

We note your disclosure in response to prior comment 2 that you initially built your relationship with Bitmain through your network of Bitcoin miners. With a view toward revised disclosure, please tell us whether Northstar was previously directly owned and/or operated by the CEO and founder of Bitmain.

In response to the Staff’s comment, the Company has revised pages 1, 89 and 110 of the Revised Draft Registration Statement.

Risk Factors

We deposit certain fund and crypto assets with licensed payment service provider..., page 44

4.

We note your response to prior comment 5 that you are unable to disclose, other than Cobo, the identities of the licensed payment service providers and financial institutions at which you deposit certain funds and crypto assets you hold as collateral, because you do not have consent from the other licensed payment service providers and financial institutions to do so. Please supplementally confirm whether you have disclosed the identities of the material licensed payment service providers and other financial institutions at which you deposit funds and crypto assets in this regard, and revise your disclosure as appropriate.

U.S. Securities and Exchange Commission

April 1, 2025

In response to the Staff’s comment, the Company confirms that it has disclosed the identities of the material payment service providers and other financial institutions. In addition, the Company respectfully submits that it has since obtained additional consents from other service providers and financial institutions that it engages with, and has revised page 119 of the Revised Draft Registration Statement to disclose them.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics

Total loans outstanding, page 89

5.

Please tell us and enhance to disclose how loan repayments of $42.1 million and $587.6 million for years ended December 31, 2023 and 2024, respectively, reconcile to loans repaid by customers of $17.8 million and $605.5 million in USDT, respectively, as disclosed in your crypto asset activity schedule on page F-24, plus $0.4 million repaid in USDC in 2023 as disclosed in your supplemental schedule of non-cash investing and financing activities on page F-7 and $1.7 million repaid in cash in 2024 from your cash flow statement on page F-6.

In response to the Staff’s comment, the Company has revised pages 91, 99 and 122 of the Revised Draft Registration Statement so that the loan repayment numbers disclosed thereon reconciles to the disclosures on pages F-24, F-7 and F-6.

Liquidity and Capital Resources

Cash Flows, page 103

6.

We note your response to prior comment 11 and revised disclosures. It appears that for the periods presented, your operating cash uses were generally related to non-funding operating expenses and despite the 400%+ increase in total revenues, were overall in-line for the periods presented. Please enhance to disclose if you expect such cash operating expenses to remain constant and/or which expenses you expect may increase or decrease based on increases or decreases in total revenues and funding expenses.

In response to the Staff’s comment, the Company has revised page 104 of the Revised Draft Registration Statement.

Business

Commercial Framework Agreement, page 118

7.

We note your revised disclosure in response to prior comment 15 and re-issue the comment in part. Please revise your disclosure to address whether, prior to the 2024 Reorganization, the company was subject to the laws of Hong Kong and/or China and could continue to be liable for any actions taken during the time that it was a sister company to Northstar. Also, please disclose any material risks of noncompliance with the laws of Hong Kong and/or China with respect thereof, including those attendant to the company’s indemnification obligations under the Commercial Framework Agreement.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as is disclosed on page 120 of the Revised Draft Registration Statement, the Commercial Framework Agreement includes a mutual release provision whereby the Company has been released by the Parent Company and Northstar from all liabilities that existed on or before the Completion Date, subject to certain indemnification obligations. Additionally, as is disclosed on page 120 of the Revised Draft Registration Statement, the Parent Company and Northstar have agreed to indemnify the Company for third-party claims relating to the operation of the business conducted by Northstar before and after the Completion Date. As such, the Company’s potential liability for noncompliance with the laws of Hong Kong under the Commercial Framework Agreement arises from its indemnification obligations in relation to the operation of the Company’s business. As certain aspects of such business were conducted in Hong Kong and were subject to the laws of Hong Kong, the Company could be obligated to indemnify Antalpha Holdings Company or Northstar for third-party claims relating to non-compliance with the laws of Hong Kong. The Company has revised pages 41, 42 and 120 of the Revised Draft Registration Statement to disclose the foregoing and the risks related thereto.

U.S. Securities and Exchange Commission

April 1, 2025

Crypto Assets in Our Business, page 125

8.

Please revise to identify the licensed cryptocurrency exchange with whom you have opened an account to exchange your crypto assets from time to time, as you reference on page 126 in response to prior comment 18, or advise us why such disclosure is not material.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Revised Draft Registration Statement to identify the licensed cryptocurrency exchange with whom it has opened an account to exchange its crypto assets from time to time.

Notes to Combined and Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Allowance for expected credit losses, page F-14

9.	We note your response to prior comment 22 and your enhanced disclosures on page F-14 in which you indicate:

•	that under hashrate loans you are financing the borrower’s mining machine operating expenses each month in arrears;

•

that both contractually and operationally, the Bitcoin generated from the mining machine adds to the customer’s collateral on a daily basis for the duration of the loan(s) even when the LTV is under 100%; and

•	that contractually you can suspend the issuance of new hashrate loans.

Tell us and enhance your disclosures to clarify how you are able to ensure that if you suspend the issuance of new hashrate loans to finance operating expenses, you can be assured that the customer will be able to continue its mining hashrate without your funding in order to contribute Bitcoin on a daily basis to its collateral requirement.

We respectfully acknowledge the Staff’s comment and advise the Staff that if the issuance of new hashrate loans to finance operating activities is suspended and, as a result, the customer can no longer continue mining Bitcoin, the Company has the right to close out the loan and sell the existing collateral to pay off the outstanding loan balance. In the Company’s experience, customers are typically able to continue mining even if the funding of their operating costs is suspended and thus are quickly able to lower the LTV on their loan. The Company has revised the disclosure on page F-14 of the Revised Draft Registration Statement.

10.

In your disclosure you indicate that you would recognize credit losses for loans with a collateral shortfall where you do not reasonably expect the customer to replenish the shortfall. You also disclose that no portfolio had an LTV above 100% as of each balance sheet date. Please address the following:

•

Given that crypto assets, including Bitcoin, have historically experienced significant price volatility, and given that Bitcoin represents a substantial portion of your current collateral position, tell us whether you have means under your loan agreements, other than the suspension of hashrate funding and accumulation of mined Bitcoin as collateral, to request additional collateral if, for instance the price of Bitcoin drops drastically and LTVs exceed 100%.

U.S. Securities and Exchange Commission

April 1, 2025

•	If so, revise your collateral maintenance disclosures to discuss your ability to request additional collateral.

•

If not, tell us how you meet the reasonable expectation threshold in ASC 326-20-35-6 to utilize the collateral maintenance practical expedient for determining your allowance for expected credit losses.

In response to the Staff’s comment, the Company has performed further analysis and concluded that the collateral maintenance provisions practical expedient is not applicable to the Company’s loans. The Company respectfully advises the Staff that it has revised the disclosure on page F-14 of the Revised Draft Registration Statement accordingly. The Company has performed an analysis to calculate the impact of not applying the practical expedient on the CECL determined the impact was not material to the financial statements in any period.

•

As any defaults are at the individual loan level, tell us why disclosure of no portfolio having an LTV above 100% at each balance sheet date is relevant. If true, revise your disclosure to indicate that no individual loans have an LTV above 100% at each balance sheet date consistent with your response to prior comment 24. In addition, separately tell us whether any individual loan had an LTV above 100% during any period presented in your financial statements. To the extent you had individual loans with an LTV above 100%, tell us:

•	The amounts of those loans;

•	The LTV of each loan;

•	Whether additional collateral was subsequently received causing the LTV to drop below 100%; and

•	Whether any losses were incurred on those loans.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page F-14 of the Revised Draft Registration Statement. There were no individual loans which had an LTV above 100% during any period presented in the financial statements.

Crypto assets collateral receivable from related party, page F-15

11.

We note your disclosure on page 34 that the rehypothecation of customer Bitcoin to Northstar exposes you to significant counterparty risks, in part due to the legal treatment of rehypothecated Bitcoin. Please enhance to disclose how you monitor the credit quality and default risk of Northstar to ensure the recovery of collateral from Northstar.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

April 1, 2025

Revenue recognition

Technology platform fee, page F-19

12.

We note your response to prior comment 23 and revised related Bitcoin margin loan disclosures. We also note on page F-24, proceeds of amounts due to related party and repayment of amounts due to related party of $1.121 billion, which are comprised of Bitcoin, USDT and some ETH. Please address the following:

•

Tell us and disclose the nature and/or underlying transactions to which these amounts relate (including related disclosures on pages F-7 and F-35). If for Bitcoin loans, explain why you reflect the receipt and repayment of Bitcoin of $615 million, if such loans are typically funded in USDT.

In response to the Staff’s comment, the Company respectfully submits that there are two different types of customer loans as follows:

•

Bitcoin Loans – The Company helps non-U.S customers connect with and obtain Bitcoin loans from its funding partner, Northstar. The Company is the agent in these arrangements but as we collect the crypto assets from both parties (i.e. customer, Northstar) and remit to the other party, the amounts are shown in the roll forward. At loan inception, the customer will pay collateral to Northstar in the form of Bitcoin and will receive the loan in the form of USDT. When the loan is closed, the customer will repay the loan in the form of USDT and will receive back the Bitcoin collateral. On page F-24, the line items “Proceeds of amounts due to related party” and “Repayment of amounts due to related party” represent this flow of funds and as a result have amounts in both the Bitcoin and USDT columns. The $615 million in Bitcoin represents the flow of collateral funds and the $505 million in USDT represents the flow of principal and interest funds. The $210 thousand in the ETH column represents immaterial on-chain gas fees related to these funds transfers.

•

Supply Chain Loans – The Company enters into supply chain financing agreements with customers and is the principal in these arrangements. The Company separately enters into financing agreements with Northstar to fund these loans. At loan inception, the customer will pay collateral to the Company in the form of Bitcoin and the Company will pay the customer the loan amount in the form of USDT. The Company will then pay collateral to Northstar in the form of Bitcoin and Northstar will pay the Company for the loan amount in the form of USDT. This is reflected on page F-24 in the line items “Loans borrowed from related party” and “Loans provided to customer”, both of which are in USDT, and “Collateral received from customer” and “Collateral pledged to related party”, both of which are in Bitcoin. When the loan is closed, the customer will repay the loan in the form of USDT to the Company who will then repay the loan in the form of USDT to Northstar. Northstar will then remit the Bitcoin collateral to the Company and then the Company will remit the Bitcoin collateral to the customer. This is reflected on page F-24 in the line items “Loans repaid to related party” and “Loans repaid by customer”, both of which are in USDT, and “Collateral returned to customer” and “Collateral returned from related party”, both of which are in Bitcoin.

•

Tell us and disclose to explain, if and how the collateral received back from Northstar upon the repayment of customer supply chain loans is then remitted to Northstar as collateral for Bitcoin margin loans based on the activity disclosed on page F-24.

In response to the Staff’s comment, the Company respectfully advises the Staff that upon repayment of a customer supply chain loans, Northstar will send the Bitcoin collateral back to the Company, then the Company will send that Bitcoin collateral back to the customer.

•

Tell us why the activity in these two lines increased from less than $10 million in 2023 and from around $38 million for the nine months ended September 30, 2024 in your last submission to the around $1.121 billion amounts for the whole year of 2024.

U.S. Securities and Exchange Commission

April 1, 2025

In response to the Staff’s comment, the Company respectfully submits that, during the three months ended December 31, 2024, subsequent to the Reorganization, the collateral for the loans discussed above began flowing through the Company rather than going straight from the customer to Northstar. Prior to the Reorganization, both the loan principal and the associated Bitcoin collateral were transferred directly between the customer and Northstar, and therefore such flows were not reflected in the Company’s financial statements as the Company acts as an agent. Subsequent to the Reorganization, in order to facilitate AML/KYT procedures over fund movements, the Company established a dedicated clearing account, with strengthened detection capabilities, to facilitate the same agency-based transactions. This change resulted in the increase to $1.121 billion for the year ended December 31, 2024.

Note 17. Share-based compensation, page F-31

13.	Please address the following:

•	Revise your disclosure to provide the weighted-average grant-date fair value of equity options granted during the periods presented. Refer to ASC 718-10-50- 2(d)(1).

The Company respectfully advises the Staff that in accordance with ASC 718-10-50-2(d)(1), it has revised the table on page F-33 of the Revised Draft Registration Statement to include the weighted-average grant-date fair value of equity options granted during the periods presented.

•

Revise your disclosure to indicate the number of service-based and performance-based options granted that are included in the 10,183,000 options in your November 2024 grant. Refer to ASC 718-10-50-2(g).

The Company respectfully advises the Staff that it has broken out the table on page F-33 to separately disclose the activity during the periods presented for service-based and performance based options. As a result, the disclosure now includes the number of service-based and performance-based options granted that were included in the 10,183,000 options in the November 2024 grant in accordance with ASC 718-10-50-2(g).

•

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your November 2024 and subsequent option issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company respectfully acknowledges the Staff’s request. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price range.

Note 21. Segment information, page F-36

14.

We note from your policy disclosure on page F-22 that you early adopted ASU 2023-07. As a result, please revise your disclosure to provide the significant expense categories and amounts and the amount of other segment items for your single segment as required by ASC 280-10-50-26A and 50-26B.

The Company respectfully advises the Staff that in accordance with ASC 280-10-50-26A and 50-26B, it has revised the table on page F-37 of the Revised Draft Registration Statement to include significant expense categories and amounts and the amounts of other segment items from the Company’s single segment.

U.S. Securities and Exchange Commission

April 1, 2025

Note 23. Restatement of Prior Period Financial Statements, page F-38

15.

Your original draft registration statement included an audited Combined and Consolidated Statement of Cash Flows for the year ended December 31, 2023 which reported net cash provided by operating activities of $272 million, net cash used in investing activities of $62 million and net cash provided by financing activities of $19 million with an audit opinion date of December 20, 2024. Consistent with guidance in ASC 250-10-50-7(a), the effect of the restatement on the combined and consolidated statement of cash flows should start with amounts reflected in your originally submitted audited Combined and Consolidated Statement of Cash Flows for the year ended December 31, 2023. Please revise accordingly.

The Company respectfully advises the Staff that in accordance with ASC 250-10-50-7(a), it has revised the disclosure on page F-40 of the Revised Draft Registration Statement to show the effect of the restatement starting on net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities, starting with amounts reflected in the originally submitted audited Combined and Consolidated Statement of Cash Flows for the year ended December 31, 2023.

*   *   *

U.S. Securities and Exchange Commission

April 1, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Mr. Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP